Exhibit 12.1

Statement Regarding Computation of Ratio of Earnings to Fixed Charges
(in thousands)

		Year Ended December 31,				
		2003	**2004**	**2005**	**2006**	**2007**
Earnings (loss)						**(Restated)**
Pre-tax loss	$	(172,925)	$ (166,618)	$ (169,778)	$ (112,668)	$ (3,502)
Total fixed charges	$	4,134	$ 8,297	$ 25,937	$ 29,627	$ 41,932
Total income (loss) before fixed charges	$	(168,791)	$ (158,321)	$ (143,841)	$ (83,041)	$ 38,430
Fixed Charges						
Interest expenses	$	3,718	$ 7,527	$ 25,119	$ 28,970	$ 41,397
Assumed interest attributable to rentals	$	416	$ 770	$ 818	$ 664	$ 535
Total fixed charges	$	4,134	$ 8,297	$ 25,937	$ 29,634	$ 41,932
Deficiency of earnings available to cover fixed charges	$	172,925	$ 166,618	$ 169,778	$ 112,675	$ 3,502
Ratio of earnings available to cover fixed charges		n/a	n/a	n/a	n/a	n/a